Exhibit 1.2

chinadotcom Shareholders Approve Change of Company Name to
“CDC Corporation"

Hong Kong, April 28, 2005 chinadotcom corporation (the “Company”) (NASDAQ: CHINA), a company focused on enterprise software, business services, mobile applications and internet media, announced today that shareholders have adopted the proposal to change the name of the Company to “CDC Corporation”. The Company intends to file amendments to its Memorandum and Articles of Association with the Registrar of Companies in the Cayman Islands to effectuate the name change.

The Company also announced today, in conjunction with the name change, the adoption of a new website address (www.cdccorporation.net). The new corporate website will be launched the week of May 2, 2005.

The Company’s stock symbol “CHINA” listed on NASDAQ remains unchanged.

Concurrently with the change of the Company’s name, hongkong.com Corporation (Stock Code: 8006), the Company’s 81%-owned subsidiary listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong, announced today that its shareholders have adopted a proposal to change its name to “China.com Inc.”

About CDC Corporation
CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, business services, mobile applications and internet media. The company has approximately 1,800 employees with operations in 14 countries. For more information about CDC Corporation, please visit the website www.cdccorporation.net.

Forward Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the ability to effectuate the name change in the Cayman Islands where the Company is incorporated and the launch of the new corporate website. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including the following: the receipt of approval from the Registrar of Companies in the Cayman Islands to accept an amendment to the Company’s Memorandum and Articles of Association adopting the name change. Further information on risks or other factors is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation (formerly, chinadotcom corporation), including its Annual Report for the year ended December 31, 2003 on Form 20-F/A filed on July 8, 2004. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Media Relations

Anne Yu
Tel:	(852) 2237 7020
Fax:	(852) 2571 0410
e-mail:	media@cdccorporation.net

Investor Relations

Craig Celek, Vice President, Investor Relations
Tel:	1 (212) 661 2160
Fax:	1 (646) 827 2421
e-mail:	craig.celek@cdccorporation.net